UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          WELLCARE HEALTH PLANS, INC.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   94946T106
                                   ---------
                                 (CUSIP Number)

                                 April 14, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ] Rule 13d-1(b)
             [ ] Rule 13d-1(c)
             [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 14 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 2 of 14 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

             TOWERBROOK INVESTORS L.P. (f/k/a SOROS PRIVATE EQUITY INVESTORS LP)

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

          DELAWARE

                      5        Sole Voting Power
 Number of                            16,733,784*
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
   Each
 Reporting             7        Sole Dispositive Power
   Person                             16,733,784*
    With
                      8        Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        16,733,784*

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [  ]

11    Percent of Class Represented By Amount in Row (9)

                         43.33%*

12    Type of Reporting Person (See Instructions)

                         PN

*  See Item 2.

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 3 of 14 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

             TCP GENERAL PARTNER L.P. (f/k/a SPEP GENERAL PARTNER LP)

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

          DELAWARE

                      5        Sole Voting Power
Number of                             16,733,784*
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
    Each
Reporting             7        Sole Dispositive Power
    Person                            16,733,784*
    With
                      8        Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        16,733,784*

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [  ]

11    Percent of Class Represented By Amount in Row (9)

                         43.33%*

12    Type of Reporting Person (See Instructions)

                         PN

*  See Item 2.

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 4 of 14 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

             SPEP GENERAL PARTNER LLC

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

          DELAWARE

                      5        Sole Voting Power
 Number of                            0
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
    Each
 Reporting             7        Sole Dispositive Power
   Person                             0
   With
                      8        Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                         0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11    Percent of Class Represented By Amount in Row (9)

                         0%

12    Type of Reporting Person (See Instructions)

                         OO

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 5 of 14 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

             QIH MANAGEMENT INVESTOR, L.P.

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

          DELAWARE

                      5        Sole Voting Power
 Number of                            0
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
    Each
 Reporting             7        Sole Dispositive Power
   Person                             0
   With

                      8        Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                         0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11    Percent of Class Represented By Amount in Row (9)

                         0%

12    Type of Reporting Person (See Instructions)

                         PN; IA

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 6 of 14 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

             QIH MANAGEMENT LLC

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

          DELAWARE

                      5        Sole Voting Power
 Number of                            0
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
    Each
 Reporting             7        Sole Dispositive Power
   Person                             0
   With
                      8        Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                         0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11    Percent of Class Represented By Amount in Row (9)

                         0%

12    Type of Reporting Person (See Instructions)

                         OO

                                  SCHEDULE 13G
CUSIP No. 94946T106                                           Page 7 of 14 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

             SOROS FUND MANAGEMENT LLC

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

          DELAWARE

                      5        Sole Voting Power
 Number of                            0
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
    Each
 Reporting             7        Sole Dispositive Power
   Person                             0
   With
                      8        Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                         0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11    Percent of Class Represented By Amount in Row (9)

                         0%

12    Type of Reporting Person (See Instructions)

                         OO; IA

                                 SCHEDULE 13G
CUSIP No. 94946T106                                           Page 8 of 14 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

              GEORGE SOROS (in the capacity described herein)

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

          UNITED STATES

                      5        Sole Voting Power
 Number of                            0
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
    Each
 Reporting             7        Sole Dispositive Power
   Person                             0
   With
                      8        Shared Dispositive Power
                                      0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                         0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [X]

11    Percent of Class Represented By Amount in Row (9)

                         0%

12    Type of Reporting Person (See Instructions)

                         IA

                                                              Page 9 of 14 Pages

iTEM 1(a)         Name of Issuer:

                  WellCare Health Plans, Inc. (the "Issuer")

Item 1(b).        Address of the Issuer's Principal Executive Offices:

                  8725 Henderson Road, Renaissance One, Tampa, Florida

Item 2(a).        Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) TowerBrook Investors L.P. ("TBI") (f/k/a Soros Private Equity Investors LP);

                  ii) TCP General Partner L.P. ("TCP GP") (f/k/a SPEP General Partner LP);

                  iii) SPEP General Partner LLC ("SPEP GP LLC");

                  iv) QIH Management Investor, L.P. ("QIHMI");

                  v) QIH Management LLC ("QIH Management");

                  vi) Soros Fund Management LLC ("SFM LLC"); and

                  vii) Mr. George Soros ("Mr. Soros").

                  This statement relates to Shares (as defined herein) held for the account of TBI.

                  The general partner of TBI is TCP GP. As of April 14, 2005, SPEP GP LLC ceased to be the general partner of TCP GP. Reference is hereby made to an initial Schedule 13D to be filed on April 25, 2005 with respect to the Shares of the Issuer held for the account of TBI. TBI and TCP GP will be included as reporting persons in such filing.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c).        Citizenship:

                  i) TBI is a Delaware limited partnership;

                  ii) TCP GP is a Delaware limited partnership;

                  iii) SPEP GP LLC is a Delaware limited liability company;

                  iv) QIHMI is a Delaware limited partnership;

                  v) QIH Management is a Delaware limited liability company;

                  vi) SFM LLC is a Delaware limited liability company; and

                  vii) Mr. Soros is a United States citizen.

                                                             Page 10 of 14 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  94946T106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

         As of the date hereof, (i) each of TBI and TCP GP may be deemed to be the beneficial owner of the 16,733,784 Shares held for the account of TBI, and
(ii) each of SPEP GP LLC, QIHMI, QIH Management, SFM LLC and Mr. Soros may not be deemed to be the beneficial owner of any Shares.

Item 4(b).        Percent of Class:

                  The number of Shares of which each of TBI and TCP GP may be deemed to be the beneficial owner constitutes approximately 43.33% of the total number of Shares outstanding (based upon information provided in the Issuer's most recent annual report on Form 10-K, there were 38,619,454 Shares outstanding as of February 10, 2005). The number of Shares of which each of SPEP GP LLC, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c).        Number of shares as to which such person has:

      TBI and TCP GP:
      ---------------

      (i)      Sole power to vote or to direct the vote:              16,733,784

      (ii)     Shared power to vote or to direct the vote:                     0

      (iii)    Sole power to dispose or to direct the disposition of: 16,733,784

      (iv)     Shared power to dispose or to direct the disposition of:        0

      SPEP GP LLC, QIHMI, QIH Management, SFM LLC and Mr. Soros:
      ----------------------------------------------------------

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the disposition of:     0

                                                             Page 11 of 14 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of April 14, 2005 each of SPEP GP LLC, QIHMI, QIH Management, SFM LLC and Mr. Soros has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                  As noted in Item 2 hereof, TBI and TCP GP will be included as Reporting Persons on an initial Schedule 13D to be filed on April 25, 2005 with respect to the Shares of the Issuer held for the account of TBI. Accordingly, this statement is the final amendment to the Schedule 13G filed by the Reporting Persons on February 14, 2005 with respect to the Shares of the Issuer.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The partners of TBI have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TBI in accordance with their respective ownership interests in TBI.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 12 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2005           TOWERBROOK INVESTORS L.P.

                                By:   TCP General Partner, L.P.,
                                      its General Partner

                                By:   TowerBrook Capital Partners LLC,
                                      its General Partner

                                By:   Neal Moszkowski and Ramez Sousou,
                                      its Members



                                      By:     /s/ Jennifer Glassman
                                              ----------------------------------
                                              Jennifer Glassman
                                              Attorney-in-Fact


Date:  April 25, 2005           TCP GENERAL PARTNER L.P.

                                By:   TowerBrook Capital Partners LLC,
                                      its General Partner

                                By:   Neal Moszkowski and Ramez Sousou,
                                      its Members



                                      By:     /s/ Jennifer Glassman
                                              ----------------------------------
                                              Jennifer Glassman
                                              Attorney-in-Fact


Date:  April 25, 2005           SPEP GENERAL PARTNER LLC

                                By:   QIH Management Investor, L.P.,
                                      its Managing Member

                                By:   QIH Management LLC,
                                      its General Partner

                                By:   Soros Fund Management LLC,
                                      its Managing Member


                                By:   /s/ Richard D. Holahan, Jr.
                                      ------------------------------------------
                                      Richard D. Holahan, Jr.
                                      Assistant General Counsel

                                                             Page 13 of 14 Pages


Date:  April 25, 2005           QIH MANAGEMENT INVESTOR, L.P.

                                By:   QIH Management LLC,
                                      its General Partner

                                By:   Soros Fund Management LLC,
                                      its Managing Member


                                By:   /s/ Richard D. Holahan, Jr.
                                      ------------------------------------------
                                      Richard D. Holahan, Jr.
                                      Assistant General Counsel

Date:  April 25, 2005           QIH MANAGEMENT LLC

                                By:   Soros Fund Management LLC,
                                      its Managing Member


                                By:   /s/ Richard D. Holahan, Jr.
                                      ------------------------------------------
                                      Richard D. Holahan, Jr.
                                      Assistant General Counsel

Date:  April 25, 2005           SOROS FUND MANAGEMENT LLC

                                By:   /s/ Richard D. Holahan, Jr.
                                      ------------------------------------------
                                      Richard D. Holahan, Jr.
                                      Assistant General Counsel


Date:  April 25, 2005           GEORGE SOROS

                                By:   /s/ Richard D. Holahan, Jr.
                                      ------------------------------------------
                                      Richard D. Holahan, Jr.
                                      Attorney-in-Fact

                                                             Page 14 of 14 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.    Power of Attorney, dated as of April 22, 2005, granted by
      each of Mr. Neal Moszkowski and Mr. Ramez Sousou in favor of
      each of Mr. Filippo Cardini and Ms. Jennifer Glassman                **


** Filed as Exhibit 5 to the Initial Statement on Schedule 13D filed on April 25, 2005 on behalf of TowerBrook Investors L.P., TowerBrook General Partner L.P., TowerBrook Capital Partners LLC, Mr. Neal Moszkowski and Mr. Ramez Sousou with respect to the securities of WellCare Health Plans, Inc.